UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	21 November 2017

Location	Melbourne

Release Number	35/17

SAMARCO UPDATE

Samarco Mineração S.A. (Samarco) and its shareholders, Vale S.A. (Vale) and BHP Billiton Brasil Ltda (BHP Brasil), have entered into an agreement (Amendment Agreement) with the Federal Prosecutors’ Office in Brazil (Federal Prosecutors) and the Minas Gerais State Prosecutors Office (State Prosecutors). The Amendment Agreement amends the preliminary agreement entered into on 18 January 2017 in relation to the Samarco dam failure (Preliminary Agreement).

The Preliminary Agreement outlines the process and timeline for negotiation of a settlement of the BRL 155 billion (approximately US$47.6 billion) and BRL 20 billion Public Civil Claims (approximately US$6.1 billion) relating to the dam failure (Public Civil Claims). It also provides for the appointment of various experts to advise the Federal Prosecutors.

The Preliminary Agreement suspends a BRL 1.2 billion (approximately US$0.4 billion) injunction order under the BRL 20 billion Public Civil Claim and requests suspension of that claim, with a decision pending. The BRL 155 billion Public Civil Claim is also suspended, including the BRL 7.7 billion (approximately US$2.4 billion) injunction requested by the Federal Prosecutors. Under the Preliminary Agreement, Samarco, Vale and BHP Brasil have provided interim security to the Court.

The Amendment Agreement provides for the State Prosecutors to become a party to the Preliminary Agreement. It also provides for additional community consultation. The Amendment Agreement includes a process for seeking to agree new socioeconomic experts to advise the Federal Prosecutors, and contains some further requirements as to how those experts would conduct their work.

The Amendment Agreement is subject to ratification by the 12th Federal Court.

Samarco, Vale, BHP Brasil and the Federal Prosecutors have also jointly requested, and the 12th Federal Court has approved, an additional 150 days, ending on 20 April 2018, for the parties to continue negotiations for the settlement of the Public Civil Claims.

During the 150 day extension period, the interim security arrangements provided to the 12th Federal Court and the current suspension of legal proceedings and injunctions under the Preliminary Agreement will remain in place.

Further information on BHP can be found at: bhp.com

Media Relations

Email: media.relations@bhpbilliton.com

Australia and Asia

Ben Pratt

Tel: +61 3 9609 3672 Mobile: +61 419 968 734

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 21, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary